Exhibit 3.255

Articles of Incorporation

of

Medical Anesthesia Consultants Medical Group, Inc.

with Statement of Conversion

I

The name of the corporation is Medical Anesthesia Consultants Medical Group, Inc.

II

The purpose of the corporation is to engage in the profession of medicine and any other lawful activities (other than the banking or trust company business) not prohibited to a corporation engaging in such profession by applicable laws and regulations. This corporation is a professional corporation within the meaning of California Corporations Code Section 13400 et seq.

III

The name and California street address of the converted corporation’s initial agent for service of process is:

National Registered Agents, Inc.

IV

The initial street address and mailing address of the converted corporation are:

2420 San Ramon, Suite 270 San Ramon, CA 94583

V

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is One Hundred (100).

VI

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law as it now exists or may hereafter be amended in a manner more favorable to director. No amendment, repeal or modification of this ARTICLE VI shall adversely affect any right or protection of a director of this corporation existing at the time of such amendment, repeal or modification.

VII

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions, through agreements with agents, votes of shareholders or disinterested directors or otherwise, or any combination of the foregoing, in excess of indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code with respect to actions for breach of a duty to the corporation and its shareholders. No amendment, repeal or modification of this ARTICLE VII shall adversely affect any right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.

VIII

Statement of Conversion

The name of the converting California limited liability company is Medical Anesthesia Consultants, LLC. The limited liability company’s California Secretary of State file number is 201331810117. The principal terms of the plan of conversion were approved by a vote of the members, which equaled or exceeded the vote required under California Corporations Code Section 17540.3. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a California professional corporation.

The requested filing date is November 15, 2013 and the effective time will be 12:01 A.M. Pacific Time.

I declare I am the person who executed this instrument, which execution is my act and deed.

/s/ Gilbert Drozdow
Gilbert Drozdow, M.D., Manager of Medical
Anesthesia Consultants, LLC and Incorporator

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